UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 13 June 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 13 June 2024 — Scrip Dividend for 2023/24 Final Dividend

Exhibit 99.1

13 June 2024

National Grid plc ('National Grid' or the 'Company')

Scrip Dividend for 2023/24 Final Dividend

National Grid today announces the scrip dividend reference price for the 2023/24 final dividend. A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2023/24 final dividend is 869.20 pence. This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ordinary share ex-dividend date.

For American Depositary Receipt ('ADR') holders, the scrip ADR reference price for the 2023/24 final dividend is US$55.4376. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADR) and by the average US$ rate for the equivalent dates.

The current terms and conditions of the scrip dividend scheme are available in the Investors section on the Company's website and from Equiniti (0800 169 7775).

2023/24 final dividend timetable:

23 May 2024	2023/24 full year results and final dividend amount declared - 39.12 pence per ordinary share; $2.4939 per ADR*
6 June 2024	Ordinary shares and ADRs go ex-dividend
7 June 2024	Record date for the 2023/24 final dividend
13 June 2024	Scrip reference price announced
18 June 2024 (by 5pm EST)	Scrip election date for 2023/24 final dividend - ADRs
24 June 2024 (by 5pm BST)	Scrip election date for 2023/24 final dividend - Ordinary shares
19 July 2024	2023/24 final dividend paid to qualifying shareholders

*The figure shown is gross of a $0.02 per ADR final dividend fee which will be applied to cash distributions made to ADR holders in relation to the 2023/24 final dividend. This fee does not apply to ADRs received through the scrip dividend.

Pritti Patel
Deputy Company Secretary & General Counsel, Corporate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 13 June 2024